File No. 70-10057

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO.1
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                            APPALACHIAN POWER COMPANY
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY

                     1 Riverside Plaza, Columbus, Ohio 43215
               (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                          1 Riverside Plaza, Columbus,
               Ohio 43215 (Name of top registered holding company
                            parent of each applicant or declarant)

                                       ***

                           Armando A. Pena, Treasurer
           Jeffrey D. Cross, Senior Vice President and General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

          American Electric Power Company, Inc. ("AEP"), a registered holding company, and its twelve (12) electric utility subsidiary companies, AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("Central"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("Oklahoma"), Southwestern Electric Power Company ("Southwestern"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") hereby amend and restate the first six paragraphs of ITEM I of their joint Application or Declaration on Form U-1 in File No. 070-10057 to request authorization to sell certain utility assets without prior Commission approval.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         Background.

          By HCAR Release No. 26031 dated April 20, 1994, the Commission amended Rule 44(b) under the Public Utility Holding Company Act of 1935 (the "Act"). This amendment, among others, was part of a general attempt to modernize the rules under the Act and, in particular, to reduce undue regulatory burdens on companies in a registered holding company system. Rule 44, adopted under Section 12(d) of the Act, governs sales of utility securities and utility assets1 by a registered holding company to any person. Previously, the rule required approval by this Commission of sales of securities or of utility assets, if the total consideration to be received was in excess of $100,000 and the acquisition by the buyer was not subject to Commission approval. Rule 44, as amended, provides an exemption for all sales up to an annual aggregate amount of $5 million for all system operating subsidiaries when the acquisition of the securities or utility assets does not require Commission approval. By HCAR Release No. 35-26622 dated December 12, 1996 in this file the eight operating subsidiaries of AEP were authorized to sell utility assets for consideration up to $5,000,000 per operating subsidiary per calendar year. This authority was granted through December 31, 2001.

         Proposed Transaction

          AEP and its electric utility subsidiaries request authority in this file to increase the authorized amount of sales of utility assets to nonaffiliated from $5,000,000 per operating company per calendar year to $15,000,000 per operating company per calendar year through September 30, 2006.

          The electric utility industry is in transition to a more competitive environment. This is particularly true in Texas which has adopted measures requiring restructuring of utilities. In response to requests of customers and as mandated by the Public Utility Commission of Texas, the AEP System is required to transfer substations and transmission and distribution lines or other utility assets that serve the customer, if so requested by the customer, to that customer or to potential customers. In addition, there are routine transfers of poles to joint users. For example, Indiana is a party to a Letter Agreement dated December 14, 2000 with Verizon North, Inc. (formerly known as GTE North Incorporated "Verizon North") and a Joint Pole Use Agreement dated January 1, 1995. Pursuant to these agreements, Indiana has agreed to transfer 25,000 poles in Indiana and Michigan to Verizon North for approximately $5,612,000 in order to balance ownership of poles in accordance with the agreements. This transaction alone would exceed the $5,000,000 exemption. This sale is being submitted to the Indiana Utility Regulatory Commission for its approval. In addition, Kentucky is under contract to sell 3,750 poles for a total $2,000,000.

          Therefore, it is requested that, without further Commission approval, AEP and its utility subsidiaries, including any affiliated public utility company succeeding to the utility assets of the existing public utility companies as a result of restructuring transactions contemplated in File
70-9785, be permitted to transfer utility assets to nonaffiliated, both customers and no customers, for a period ending September 30, 2006. The consideration for the transfers will be not less than the net book value of the assets and will not exceed $15,000,000 per operating subsidiary per calendar year . In the case of a lease, the lease payments will be valued over the term of the lease and be counted against the exemption amount in the initial year of the lease.

          For each Applicant, utility assets are recorded in Utility Plant In Service Account No. 101.


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                   AMERICAN ELECTRIC POWER COMPANY, INC.
                                   AEP GENERATING COMPANY
                                   APPALACHIAN POWER COMPANY
                                   CENTRAL POWER AND LIGHT COMPANY
                                   COLUMBUS SOUTHERN POWER COMPANY
                                   INDIANA MICHIGAN POWER COMPANY
                                   KENTUCKY POWER COMPANY
                                   KINGSPORT POWER COMPANY
                                   OHIO POWER COMPANY
                                   PUBLIC SERVICE COMPANY OF OKLAHOMA
                                   SOUTHWESTERN POWER COMPANY
                                   WEST TEXAS UTILITIES COMPANY
                                   WHEELING POWER COMPANY


                                   By:   /s/ Thomas G. Berkemeyer
                                             Assistant Secretary

Dated April 26, 2002



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1 Section 1 (a) (18) of the Act defines "utility assets" as "the facilities,  in place, of any electric utility company or gas utility company for the production, transmission, transportation, or distribution of electric energy or natural or manufactured gas", such as poles, non-roadway lighting, and electric distribution facilities, including substations serving a single customer and generally located on the buyer's property.